Exhibit 99.3

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

March 23, 2023

TELUS Corporation

Final Term Sheet

4.95% Sustainability-Linked Series CAJ Notes due March 28, 2033

Issuer:	TELUS Corporation (“TELUS” or the “Company”)
Issue:

Sustainability-Linked Series CAJ Notes pursuant to Short Form Base Shelf Prospectus of the Company dated August 8, 2022 and the Prospectus Supplement of the Company dated March 23, 2023 (“Notes”).

The Notes are “Sustainability-Linked Bonds” issued in accordance with the Sustainability-Linked Bond Framework of TELUS dated June 2021 (the “Framework”).

Principal Amount:	C$500 million
Pricing Date:	March 23, 2023
Settlement Date:	March 28, 2023 (T+3)
Maturity Date:	March 28, 2033
Target Observation Date:	December 31, 2030
Sustainability Performance Target:	Reduce absolute Scope 1 and 2 greenhouse gas emissions by 46 per cent from 2019 levels by the Target Observation Date (the “Sustainability Performance Target”). See “TELUS Sustainability-Linked Bond Framework” in the Prospectus Supplement dated March 23, 2023.
Trigger Event:	A “Trigger Event” will occur if (i) TELUS does not achieve the Sustainability Performance Target as of the Target Observation Date as determined by the External Verifier and confirmed in the SPT Verification Assurance Certificate, (ii) TELUS has not published on its website the SPT Verification Assurance Certificate on or before April 30, 2031 or (iii) the SPT Verification Assurance Certificate contains a reservation about whether or not the Sustainability Performance Target has been achieved as of the Target Observation Date.
Interest Rate:	4.95% per annum (the “Initial Rate”), payable semi-annually in arrears, in equal instalments on March 28 and September 28 of each year (each, an “Interest Payment Date” and the period commencing on the later of the date of issuance of the Notes or the last Interest Payment Date to, but excluding, the next Interest Payment Date, an “Interest Period”), commencing on September 28, 2023.

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Upon the occurrence of a Trigger Event, in respect of the Interest Period commencing on March 28, 2031, the rate of interest per annum for the purpose of determining the amount of interest payable on the Interest Payment Date relating to such Interest Period shall increase by an amount equal to 0.75% per annum and the increased rate of interest shall be payable on the Interest Payment Date relating to each subsequent Interest Period thereafter (such increase, the “Rate Increase” and the Initial Rate plus the Rate Increase, the “Modified Rate”).

If a Trigger Event has occurred, TELUS shall give notice of such Trigger Event and the related Rate Increase and resulting Modified Rate to the trustee for the Notes and the holders of Notes in accordance with the indenture governing the Notes (which shall include by way of press release and in accordance with the policies and procedures of CDS Clearing and Depositary Services Inc., as applicable), as soon as reasonably practicable following the occurrence of a Trigger Event but in any event by May 1, 2031.

MFN Step-Up Due to Trigger Event in Future SLBs:

In connection with a Future SLB Trigger Event, the interest rate on the Notes may be increased pursuant to an MFN Step-Up as described in the Prospectus Supplement dated March 23, 2023.

In no event shall the interest rate on the Notes exceed the Initial Rate by more than 1.50% per annum in the aggregate, whether as a result of a Rate Increase or one or more MFN Step-Ups.

Delivery of SPT Verification Assurance Certificate:

TELUS will publish on its website a limited assurance report by the External Verifier (such report, the “SPT Verification Assurance Certificate”), which shall confirm whether or not TELUS has achieved the Sustainability Performance Target as of the Target Observation Date. The SPT Verification Assurance Certificate will be published no later than the later of (i) the date of publication of TELUS’s audited consolidated financial statements for the fiscal year ending on the Target Observation Date and (ii) March 31, 2031; provided that to the extent TELUS determines that additional time will be required for the External Verifier to complete the relevant SPT Verification Assurance Certificate then the SPT Verification Assurance Certificate shall be published as soon as reasonably practicable after March 31, 2031, but in no event later than April 30, 2031.

For any fiscal year ending prior to the Target Observation Date (the end of such fiscal year, an “Early Observation Date”), TELUS shall be entitled to publish on its website a limited assurance report by the External Verifier (such report, an “Early Verification Assurance Certificate”), confirming whether or not TELUS has achieved the Sustainability Performance Target as of such Early Observation Date.

External Verifier:	Any independent accounting or appraisal firm or other independent expert of internationally recognized standing appointed by TELUS, in each case with the expertise necessary (as determined by TELUS, acting reasonably) to perform the functions required to be performed by such firm or expert in order to determine if the Sustainability Performance Target has been met.
Issue Spread(1):	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions]
Issue Yield:	4.972% per annum
Issue Price:	C$99.828 per $100 principal amount
Rank:	The Notes will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated obligations of the Company.

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Expected Credit Ratings(2):	DBRS: BBB (Stable Trend) Fitch: BBB (Stable Outlook) Moody's: Baa2 (Stable Outlook) S&P: BBB (Stable Outlook)
Redemption:

The Notes may be redeemed at any time prior to December 28, 2032 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the Make-Whole Amount.

The Notes may be redeemed at any time on or after December 28, 2032 at the option of the Company, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the Par Call Amount.

Any redemption may, at the Company's discretion, be subject to one or more conditions, and may be revoked if any such conditions are not satisfied.

“Make-Whole Amount” shall mean, in respect of the Notes being redeemed, an amount equal to the greater of (a) the Discounted Value of the Notes being redeemed and (b) 100% of the principal amount thereof, in each case together with interest accrued to, but excluding, the date fixed for redemption calculated at a rate equal to the Modified Rate, unless as of the end of the fiscal year immediately prior to the date that notice of redemption is given TELUS has achieved the Sustainability Performance Target as determined by the External Verifier and confirmed in an Early Verification Assurance Certificate or the SPT Verification Assurance Certificate, as applicable, in which case interest shall be calculated at a rate equal to the Initial Rate.

“Discounted Value of the Notes” shall have the meaning as described in the Prospectus Supplement dated March 23, 2023.

“Par Call Amount” shall mean, in respect of the Notes being redeemed, the principal amount thereof plus: the sum of (a) interest accrued to, but excluding, the date fixed for redemption calculated at a rate of either (i) the Modified Rate (if a Trigger Event has occurred) or (ii) the Initial Rate (if a Trigger Event has not occurred) and (b) in the event a Trigger Event has occurred, an additional amount equal to (i) 0.375% of the principal amount of the Notes being redeemed less (ii) the amount of interest accrued from the last scheduled Interest Payment Date to, but excluding, the date fixed for redemption determined using a rate equal to the Rate Increase (and included in the aggregate amount determined pursuant to (a)).

Payment & Delivery:	Payments of interest and principal will be made to CDS or its nominee.
Distribution:	All provinces of Canada.
Covenants:	Covenants include negative pledge, cross acceleration, restrictions against sale & leaseback, limitations on indebtedness of restricted subsidiaries (please refer to the Prospectus Supplement dated March 23, 2023).
Change of Control:	The Company will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest (at the then prevailing rate on the Notes) to the date of repurchase upon the occurrence of a Change of Control Triggering Event. See “Details of the Offering - Repurchase upon Change of Control Triggering Event” in the Prospectus Supplement dated March 23, 2023.

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Tax Consequences:	In certain circumstances, provisions of the Income Tax Act (Canada) (the “Tax Act”) require a holder of a “prescribed debt obligation” (as defined for the purposes of the Tax Act) resident in Canada to include in income for each taxation year the amount of any interest, bonus or premium receivable on the obligation over its term based on the maximum amount of interest, bonus or premium receivable on the obligation. The Notes may be considered to be prescribed debt obligations, and a holder resident in Canada should consult their tax advisors with respect to the potential consequences to them of deemed accrual on a prescribed debt obligation.
Use of Proceeds:	The net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes) and the reduction of cash amounts outstanding under the Receivables Trust as defined in the Prospectus Supplement dated March 23, 2023 (incurred for general working capital purposes) and for other general corporate purposes. Pending any such use of the net proceeds, the Company will invest the net proceeds in bank deposits and short-term marketable securities.
CUSIP / ISIN:	87971MCA9 / CA87971MCA95
Syndicate:

BMO Nesbitt Burns Inc. (Joint Bookrunner)

Scotia Capital Inc. (Joint Bookrunner)

TD Securities Inc. (Joint Bookrunner)

CIBC World Markets Inc.

RBC Dominion Securities Inc.

Desjardins Securities Inc.

HSBC Securities (Canada) Inc.

National Bank Financial Inc.

J.P. Morgan Securities Canada Inc.

Wells Fargo Securities Canada Ltd.

SMBC Nikko Securities Canada, Ltd.

ATB Capital Markets Inc.

(collectively, the “Agents”).

One or more sections of this term sheet may be provided by members of the Syndicate to investors.

(1)	[Redacted in accordance with Subsection 9A.3(4) of National Instrument 44-102 – Shelf Distributions]

(2)	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

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